Exhibit (6)(l)

January 26, 2016

John Hilburn Davis IV

6504 Aberdeen Avenue

Dallas, Texas 75230

Re:       Offer of Employment

Dear Hil:

This is to confirm the terms of your employment as Chief Executive Officer of BeautyKind, LLC (the “Company”), which shall be accepted with your signature below. The terms and conditions of your proposed employment are as follows:

1.	Employment status. You shall have the title of President and Chief Executive Officer of the Company, and shall have responsibilities generally consistent with this executive, senior management position as may be directed by the Board of Managers of the Company. During your term of employment you shall report directly to (and be subject to review and direction by) the Board of Managers of the Company. Your authority and operating responsibilities shall include the following:

a. Directing the daily operations of the Company;

b. Determining the strategic direction of the Company; and

c. Implementing high-level goals and policies for the Company.

2.	Term. The term of your employment under this Agreement shall continue until it is terminated pursuant to Paragraph 5 hereof.

3.	Salary; Expense Reimbursement. Your base salary will be $0 per year, which will be payable ratably on a two-week basis for each full month you are employed. Your compensation shall be reviewed based on the company’s performance. The Company shall reimburse you for expenses incurred by you in the conduct of your official duties pursuant to standard policy of the Company. If your employment is terminated under Subsections 5(a) or 5(b), the Company shall pay to you (or your estate) within 90 days of such termination, if you so choose to put this option to the company, an amount equal to (i) the fair market value for all of the equity interests in the Company owned by you, or a trust or entity controlled by you or your wife (including, but not limited to, Layn, Ltd.), as determined by an appraiser minus (ii) any amounts paid to Layn, Ltd. pursuant to the Repurchase Option described in Section 3 of the Common Unit Purchase Agreement by and between the Company and Layn, Ltd. dated September 15, 2014 (the “Purchase Agreement”).

4,	Benefits. You will be entitled to enroll in all health, retirement, and other fringe benefit programs offered to senior management employees of the Company.

5.	Termination. Your employment may be terminated as follows:

a.	Death. Your employment shall automatically terminate upon your death.

b.	Disability. Your employment shall automatically terminate upon your disability.

c.	By the Company for Cause. Your employment may be terminated by the Company for Cause (as defined below) upon written notice to you from the Company. Such notice shall set forth in reasonable detail the facts and circumstances alleged to constitute Cause. You shall be given at least thirty (30) day opportunity to cure any provision below. As used herein, the term “Cause” means your (i) continued intentional or willful failure to perform your duties and responsibilities to the Company more than 30 days after your receipt of written notice from the Company's Board of Managers identifying with particularity the factual basis for such failure or negligence; (ii) willful and unauthorized misappropriation of any proprietary information or trade secrets of the Company that causes material harm to the Company; (iii) commission of any act of dishonesty, fraud or willful misconduct that causes material harm to the Company; or (iv) conviction of, or plea of "guilty" or "no contest" to, a felony under the laws of the United States or any state.

d.	By You without Good Reason. You may terminate employment at any time effective upon at least 30 days prior written notice to the Company.

e.	By You with Good Reason. You may terminate your employment for Good Reason (as defined below) upon written notice to the Company from you. Such notice shall set forth in reasonable detail the facts and circumstances alleged to constitute Good Reason. As used herein, the term “Good Reason” means (ii) a material change in your authority or operating responsibilities, provided that neither a mere change in title following a Change of Control (as defined in the Purchase Agreement) to a position that is substantially similar to the position held prior to the Change of Control with respect to the operations of the Company nor an immaterial change in responsibilities shall, by itself, constitute a material change in authority or operating responsibilities; (B) a failure to pay, or a reduction in, your base salary or minimum bonus (if applicable), other than a reduction as a result of an across-the-board reduction in base salaries or minimum bonuses for all management-level employees of the Company by an average percentage not less than the percentage reduction of your base salary or minimum bonus; or (iii) relocation of your principal place of employment to a facility or location more than 30 miles from the Company's current location.

6.	Board of Managers. For so long as you, or a trust or entity controlled by you or your wife (including, but not limited to, Layn, Ltd.), own any portion of the equity of the Company, you shall be entitled to appoint Managers to the Board of Managers in an amount equal to one-third of the total Managers on the Board of Managers.

7.	Definitive Agreement. You and the Company shall work in good faith to negotiate a definitive Employment Agreement containing all of the terms herein.

Sincerely,

BeautyKind, LLC

By:	/s/ Hil Davis
__________________________,________________

Accepted and Agreed to by:

/s/ John Hilburn Davis, IV	1.1.2016
John Hilburn Davis, IV	Date